Filed Pursuant to Rule 433
Dated December 4, 2007
Registration Statement No. 333-121791

Protective Life Corporation
Final Term Sheet
$150,000,000 Fixed Rate Senior Notes due January 15th, 2018

10-Year Fixed Rate Notes
Issuer:	Protective Life Corporation
Offering Format:	SEC Registered
Ratings:	A3/A/A-
Principal Amount:	$150,000,000
Trade Date:	December 4th, 2007
Settlement Date (T+5):	December 11th, 2007
Interest Payment Dates:	Semi-annually on the fifteenth day of January and July commencing on July 15th, 2008
Maturity Date:	January 15th, 2018
Issue Price:	99.945%
Benchmark UST Price/Yield:	102-26 / 3.906%
Re-offer Spread:	10 year U.S. Treasury + 250 bps
Coupon:	6.400%
Reference Treasury:	10 year U.S. Treasury 4 1/4 due 11/15/2017
Day Count:	30/360
Denominations:	$1,000 and $1,000 increments in excess thereof
Business Days:	New York
CUSIP/ISIN:	743674 AU7 / US743674 AU79
Bookrunners:	Merrill Lynch & Co. Lehman Brothers Inc.
Senior Co-Manager:	Protective Securities, A division of ProEquities, Inc.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Merrill Lynch & Co. at 1-866-500-5408 or (ii) Lehman Brothers Inc. at 1-888-603-5847.